RIVIERA HOLDINGS CORPORATION
                         2901 Las Vegas Boulevard South
                              Las Vegas, NV 89109



                                December 28, 1999


To Our Stockholders:

     Riviera Holdings Corporation (the "Company") is offering to purchase up to 500,000 shares of its common stock, $.001 par value per share (the "Shares"), from existing stockholders at the purchase price of $7.50 per Share (the "Offer").

     On December 27, 1999, the last day the Shares were traded prior to the announcement of the Offer, the last reported sales price per Share for the Company's common stock on the AMEX was $5.19. Any stockholder whose Shares are properly tendered directly to American Stock Transfer & Trust Company, the Depositary for the Offer, and purchased by the Company pursuant to the Offer will receive the net purchase price in cash, without interest, and will not incur the usual transaction costs associated with open market sales.

     The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

     Neither the Company nor the Board of Directors of the Company makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender such stockholder's Shares and, if so, how many Shares to tender. The Company has been advised that none of its directors or executive officers intend to tender any Shares pursuant to the Offer.

     The Offer will expire at 12:00 Midnight, New York City time, on February 2, 2000, unless extended by the Company. If you have any questions regarding the Offer or need assistance in tendering your Shares, please contact MacKenzie Partners, Inc., the Information Agent for the Offer, at (212) 929-5500 or toll free at 1 (800) 322-2885.

                                         Sincerely,



                                         William L. Westerman
                                         Chairman of the Board of Directors
                                         and Chief Executive Officer